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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. ____)


                                 JUST TOYS, INC.
- --------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
- --------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   482133 105
                      ------------------------------------

                                 (CUSIP Number)

                       Morton J. Levy c/o Just Toys, Inc.
          50 West 23rd Street, New York, New York 10010 (212) 645-6335

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Rule 13d- (b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.  302747  10  0                                       PAGE 2 OF 6 PAGES


1.      Name Of Reporting Person
        S.S. or I.R.S. Identification No. Of Above Person

               Morton J. Levy

        ------------------------------------------------------------------------


2.      Check The Appropriate Box If A Member Of A Group*
                                                                        (a)  [ ]
               N/A                                                      (b)  [ ]

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3.      Sec Use Only


        ------------------------------------------------------------------------

4.      Source Of Funds*

               N/A

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5.     Check Box If Disclosure of Legal Proceeding is Required Pursuant to Items
       2(c) or 2(d) [ ]

               N/A

        ------------------------------------------------------------------------


6.      Citizenship Or Place Of Organization

               United States of America

        ------------------------------------------------------------------------


NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

        7.     Sole Voting Power

                             213,395

               -----------------------------------------------------------------


        8.     Shared Voting Power

                             0

               -----------------------------------------------------------------


        9.     Sole Dispositive Power

                             213,395

               -----------------------------------------------------------------


        10.    Shared Dispositive Power

                             0

               -----------------------------------------------------------------

        11.    Aggregate Amount Beneficially Owned By Each Reporting Person

                             213,395

               -----------------------------------------------------------------


               -----------------------------------------------------------------
        12.    Check Box  If  The Aggregate Amount  In  Row  9 Excludes  Certain
               Shares*                                                       [ ]


        13.    Percent Of Class Represented By Amount In Row 9

                             5.1%

        ------------------------------------------------------------------------

        14.    Type Of Reporting Person*

                             IN

        ------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               PAGE 3 OF 6 PAGES


                                         SCHEDULE 13D

Item 1.   Security and Issuer.
                                    Common Shares, $.01 par value per share

                                    Just Toys, Inc.
                                    50 West 23rd Street
                                    New York, New York  10001

Item 2.   Identity and Background.

                             (a)    Morton J. Levy
                             (b)    Just Toys, Inc.
                                    50 West 23rd Street
                                    New York, New York  10010
                             (c)    Chairman of the Board and Chief
                                    Executive Officer of Just Toys, Inc.
                                    50 West 23rd Street
                                    New York, New York  10010
                             (d) During the last five years, Mr.Levy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                             (e) During the last five years, Mr. Levy was not a party to a civil proceeding of a judicial
                                    or   administrative    body   of   competent
                                    jurisdiction   and  as  a  result   of  such
                                    proceeding  was or is subject to a judgment,
                                    decree  or  final  order  enjoining   future
                                    violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
                             (f)    United States of America

Item 3. Source and Amount of Funds or Other Consideration.

                              Mr. Levy was granted options on July 12, 1995 to purchase 35,000 shares of common stock of Just Toys, Inc. at a price of $1.625 per share (the "July 1996 Option"). The options become exercisable in 20% increments over five years commencing on July 12, 1996. Pursuant to rule 13d-3(d), as of May 14, 1996, Mr. Levy was deemed to be the beneficial owner of the 7,000 shares that Mr. Levy will have the right to purchase commencing on July 12, 1996. The right to acquire these shares necessitated this filing.



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                                                               PAGE 4 OF 6 PAGES

Item 4. Purpose of Transaction.

                              If Mr. Levy elects to exercise the options to purchase the 7,000 shares pursuant to the terms of the July 1996 Option, Mr. Levy would be acquiring the shares solely for investment purposes.

                             (a)    In  addition  to the July 1996  Option,  Mr.
                                    Levy  also  has   options  to   purchase  an
                                    additional 75,000 shares of common stock, of
                                    which  Mr.  Levy  can   presently   exercise
                                    options to purchase 58,000 shares of common stock.
                            (b)     None
                            (c)     None
                            (d)     None
                            (e)     None
                            (f)     None
                            (g)     None
                            (h)     None
                            (i)     None
                            (j)     None

Item 5. Interest in Securities of the Issuer.

                             (a) 213,395 shares representing 5.1% of the total number of outstanding shares. The 213,395 shares includes 65,000 shares
                                    issuable    upon   exercise   of   currently
                                    exercisable stock options.


                             (b) Number of shares as to which such person has:


                                    (i)      sole power to vote or to direct the
                                             vote: 148,395 shares and the 65,000
                                             shares  subject to the options,  if
                                             acquired
                                    (ii)     shared  power to vote or to  direct
                                             the vote: 0
                                    (iii)    sole  power  to  dispose  of  or to
                                             direct the  disposition of: 148,395
                                             shares   and  the   65,000   shares
                                             subject to the options, if acquired
                                   (iv) shared power to dispose or to direct the disposition of: 0
                             (c)    None
                             (d) 1,500 shares are owned by Mr. Levy as guardian for his grandson under the Uniform Gifts to Minors Act.
                             (e)    N/A




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                                                               PAGE 5 OF 6 PAGES

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

                              Mr. Levy and Just Toys, Inc. are parties to five different option agreements which are filed herewith as exhibits. In the aggregate Mr. Levy has been granted options to purchase 110,000 shares of common stock, of which options to purchase 65,000 shares of common stock are presently exercisable. To date, Mr. Levy has not elected to exercise any of his options.

Item 7. Material to be Filed as Exhibits.

                             Exhibits
                             (a)    Option  Agreement  dated  November  6,  1992
                                    between Mr. Levy and Just Toys, Inc.
                             (b)    Option  Agreement  dated  October  29,  1993
                                    between Mr. Levy and Just Toys, Inc.
                             (c)    Option  Agreement  dated  November  22, 1994
                                    between Mr. Levy and Just Toys, Inc.
                             (d)    Option  Agreement dated May 18, 1995 between
                                    Mr. Levy and Just Toys, Inc.
                             (e) Option Agreement dated July 12, 1995 between Mr. Levy and Just Toys, Inc.



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                                                               PAGE 6 OF 6 PAGES

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated:  May 16, 1996




                                               /s/ Morton J. Levy
                                               ---------------------------------
                                               Morton J. Levy


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